Exhibit 99.1
SUZANO S.A.
Publicly Held Company
CNPJ/ME No. 16.404.287/0001-55
NIRE No. 29.300.016.331

EXTRACT OF MINUTES OF THE BOARD OF DIRECTORS’ ORDINARY MEETING HELD ON FEBRUARY 12, 2024

1.Date, Time and Venue: On February 12th, 2025, at 10a.m., at Suzano S.A. branch (“Company”) located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo, through the Company’s videoconference system, a meeting of its Board of Directors (“Board”) was held.

1.Attendance: The following Directors of the Company attended the Meeting, representing its majority: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Rodrigo Calvo Galindo, and Walter Schalka, with the absence of Mr. Paulo Sergio Kakinoff being justified. Additionally, the following members of the Company's Fiscal Council attended the meeting as guests: Mr. Eraldo Soares Peçanha, Mr. Luiz Augusto Marques Paes, and Mr. Rubens Barletta, as well as representatives of PricewaterhouseCoopers Auditores Independentes (“PwC”), the Company's independent auditor, Mr. Daniel Fumo, and also Mr. João Alberto de Abreu, President, Mr. Marcos Moreno Chagas Assumpção, Executive Vice President of Finance and Investor Relations, and Secretary of the meeting.

1.Call: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

1.Chairman and Secretary: The meeting was chaired by Mr. David Feffer and Mr. Marcos Moreno Chagas Assumpção acted as secretary.

1.Agenda: (…) (9) to take note of the resignation of Mr. Christian from the position of Statutory Executive Vice-President of the Company.

1.Minutes In Summary Form: The attending members of the Board of Directors unanimously and without exception, approved the drawing up of these minutes in summary form.

1.Presentation, discussions on the agenda and resolutions:

“7.6 The Directors, with a favorable opinion from the Management and Finance Committee, unanimously and without reservations, approved (i) the proposal for the financial operation of contracting a Syndicated Export Prepayment operation (“EPP”), in the amount of USD 1.2 billion (one billion and two hundred million dollars), with an average term of 5 (five) to 6 (six) years, with the syndicate comprising 16 (sixteen) banks, where the funds raised will be used, among other things, for the partial settlement of the ongoing Export Prepayment in the amount of USD 1.57 billion (one billion five hundred and seventy million dollars), increasing the average

Exhibit 99.1
amortization period; (ii) the granting by the Company of a guarantee for the full and timely payment obligations under the EPP assumed by Suzano International Finance B.V.; (iii) authorizing the Company's Vice-Presidency to execute the applicable instruments and take all necessary or convenient measures to implement the above resolution; and (iv) authorizing the Company's Vice-Presidency to carry out derivative operations in a total aggregate amount equal to the EPP, with authorization to carry out derivatives in an amount exceeding the contract in item (i) only and exclusively to readjust the total hedged amount to the debt value in case of possible events of early payment of its principal amount. With the approval concluded, the meeting moved on to the next item on the agenda.”

1.CLOSING: There being no further matters to be discussed, the meeting was closed. The minutes of the meeting were drawn up, read and approved by all the attending members of the Board of Directors and will be signed electronically, with the signatures having retroactive effect to the date of the meeting. It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Platform.

I certify that this is an extract of the minutes of the Board of Directors Ordinary Meeting of Suzano S.A. held on the date hereof, and the foregoing resolutions reflect the decisions passed by the Board of Directors.

São Paulo/SP, February 12th, 2025.

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Marcos Moreno Chagas Assumpção
Secretary

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